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                                                                     EXHIBIT 4.1


                               HEALTH GRADES, INC.
                               STOCK PURCHASE PLAN

                                   ARTICLE 1
                                  INTRODUCTION

                  1.1 Statement of Purpose. The purpose of the Health Grades, Inc. Stock Purchase Plan is to provide certain executives and other management employees of Health Grades, Inc. (the "Company") and its subsidiaries with the opportunity to purchase shares of common stock of the Company through a voluntary reduction in base salary. The Board of Directors of the Company has adopted this plan in order to further align the interests of management and the stockholders and to give certain executives and other management employees the opportunity to participate in the growth of the Company.

                  1.2 Internal Revenue Code and ERISA Considerations. The Plan is not intended to be an employee stock purchase plan under section 423 of the Internal Revenue Code of 1986, as amended (the "Code") or an "employee benefit plan," under section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

                                   ARTICLE 2
                                   DEFINITIONS

                  2.1 "Board" means the board of directors of the Company.

                  2.2 "Committee" means the Compensation Committee of the Board of Directors, or any other Committee appointed by the Board to administer the Plan.

                  2.3 "Company" shall have the meaning set forth in Section 1.1 above.

                  2.4 "Compensation" means a Participant's regular annual base rate of pay paid by his or her Employer in effect on January 1, 2002, excluding bonuses, overtime pay, commissions, severance pay, relocation expenses and fringe benefits.

                  2.5 "Effective Date" means January 1, 2002.

                  2.6 "Eligible Employee" means each employee of an Employer designated by the Committee.

                  2.7 "Employer" means Health Grades, Inc. and each of its majority-owned or wholly owned subsidiaries that participate in the Plan with the approval of the Board.

                  2.8 "Exchange Act" means the Securities Exchange Act of 1934, as amended.



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                  2.9 "Fair Market Value" means the average of the last reported sales prices of Shares on the 20 trading days ending on, and including February 15, 2002, as reported on the OTC Bulletin Board.

                  2.10 "Participant" means each Eligible Employee who elects to participate in the Plan in accordance with Section 4.1.

                  2.11 "Plan" means the Health Grades, Inc. Stock Purchase Plan, as the same is set forth herein and as the same may hereafter be amended.

                  2.12 "Plan Year" means 2002.

                  2.13 "Participation Election Period" means the period beginning on February 8, 2002 and ending on February 14, 2002.

                  2.14 "Restricted Shares" means Shares issued to an employee by the Company that are subject to forfeiture in accordance with Section 6.1. Once Shares become vested in accordance with Section 6.1 they will no longer be Restricted Shares.

                  2.15 "Salary Reduction Agreement" means the instrument prescribed by the Committee pursuant to which an Eligible Employee may enroll as a Participant and elect to reduce his or her Compensation to purchase Shares.

                  2.16 "Salary Reduction Percentage" means the percentage by which each Participant in the Plan has elected to reduce his Compensation to purchase Shares. The Salary Reduction Percentage may be different with respect to each Participant in the Plan.

                  2.17 "Shares" means shares of common stock, $.001 par value, of the Company.

                                   ARTICLE 3
                                     SHARES

                  3.1 Authorized Shares. Subject to adjustment as described below, the aggregate number of Shares that may be issued or transferred under the Plan is 6,000,000 Shares. The Shares may be authorized but unissued Shares or treasury Shares.

                  3.2 Adjustments. If there is any change in the number or kind of Shares outstanding by reason of (i) a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, (ii) a merger, reorganization or consolidation, (iii) a reclassification or change in par value, or (iv) any other extraordinary or unusual event affecting the outstanding Shares as a class without the Company's receipt of consideration, the maximum number of Shares available under the Plan and the kind of stock issuable under the Plan may be appropriately adjusted by the Board to reflect any increase or decrease in the number of, or




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change in the kind or value of, issued Shares; provided, however, that any fractional Shares resulting from such adjustment may be eliminated.

                                    ARTICLE 4
                                  PARTICIPATION

                  4.1 Participation. Any Eligible Employee may elect to become a Participant in the Plan by executing and filing with the Committee a Salary Reduction Agreement during the Participation Election Period. An Eligible Employee's election to participate in the Plan shall be effective as of January 1, 2002.

                  4.2 Discontinuance of Participation. A Participant shall automatically cease to be a Participant in the Plan on the date he or she ceases to be employed by an Employer.


                                   ARTICLE 5
                                SALARY REDUCTION

                  5.1 Salary Reduction. During the Participation Election Period, each Participant shall set forth on the Salary Reduction Agreement the percentage of Compensation that the Participant shall forgo during the Plan Year in exchange for Shares. A Participant may reduce his Compensation by any whole percentage up to 30 percent. The total base salary or wages that a Participant would otherwise earn during each payroll period for which a Salary Reduction Agreement is in effect during the Plan Year shall be reduced by an amount equal to the percentage of Compensation the Participant elects to forgo times his Compensation (the "Annual Salary Reduction") divided by the number of payroll periods remaining in the Plan Year after the Salary Reduction Agreement becomes effective. All Compensation withheld by an Employer under the Plan shall become a part of the general assets of the Company, free of any trust or other restriction, and may be used for any corporate purpose.

                  5.2 Purchase of Shares. The number of Shares to be purchased by a Participant who submits a Salary Reduction Agreement shall be determined by dividing the Annual Salary Reduction by the Fair Market Value of the Shares. Notwithstanding the foregoing, the Participant shall not receive any fractional Shares, but will receive, at the end of the Plan Year, cash equal to the Fair Market Value of the fraction he would have been entitled to receive.

                  5.3 Issuance of Certificates. Stock certificates representing the Restricted Shares shall be issued to the each Participant as soon as administratively possible after the beginning of the Plan Year. The stock certificates shall contain a legend giving appropriate notice of the restrictions on the Shares. Each Participant shall be entitled to have the restrictive legend removed from his or her stock certificate representing the Restricted Shares when the Shares become fully vested and are no longer subject to forfeiture.

                  5.4 Participants Rights. During the period when a Participant holds Restricted Shares, he or she shall receive any cash dividends issued with respect to the Restricted Shares,




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may vote the Restricted Shares and may participate in any distribution pursuant to a plan of dissolution or complete liquidation of the Company. In the event a dividend or distribution payable in stock or other property or a reclassification, split up or similar event occurs while a Participant holds Restricted Shares, the Shares or other property issued or declared with respect to the non-vested Restricted Shares shall be subject to the same terms and conditions relating to vesting as the Restricted Shares to which they relate.

                                   ARTICLE 6
                          VESTING AND NONASSIGNABILITY

                  6.1 Vesting of Restricted Stock. A Participant's Restricted Shares shall become fully vested, and all restrictions shall lapse as of the last day of the Plan Year if the Participant continues to be employed by an Employer until such date. Upon full vesting, the restrictive legend shall be removed from the Shares. If a Participant's employment with an Employer terminates for any reason prior to the last day of the Plan Year in which the Restricted Shares were transferred or issued to the Participant, no further salary reduction will be made and the Participant shall forfeit a number of Restricted Shares equal to the number of Shares that would have been purchased by the Participant had the Participant's employment continued until the end of the Plan Year, multiplied by a fraction, the numerator of which shall be the number of payroll periods in the Plan Year with respect to which salary reduction has not yet occurred and the denominator of which shall be the total number of payroll periods in the Plan Year after a Salary Reduction Agreement is in effect, and all Restricted Shares held by the Participant that are not so forfeited shall immediately vest. A Participant whose employment with an Employer terminates prior to the end of the Plan Year shall immediately return the Restricted Shares to the Company, and the Company shall return to the Participant a certificate for the portion of the Restricted Shares that are not forfeited, without the restrictive legend.

                  6.2 Nonassignability of Restricted Shares. During the period before the Restricted Shares vest, the Restricted Shares may not be assigned, transferred, pledged or otherwise disposed of by a Participant. Any attempt to assign, transfer, pledge or otherwise dispose of the shares contrary to the provisions hereof, and the levy of any execution, attachment or similar process upon the shares, shall be null, void and without effect.

                                   ARTICLE 7
                              SPECIAL ADJUSTMENTS

                  7.1 Shares Unauthorized. If, in connection with a Participant's salary reduction in respect of a payroll period, the aggregate funds to be withheld to purchase Restricted Shares would enable the purchase of a number of Restricted Shares in excess of the number of Shares then authorized for issuance under the Plan or would cause the Company to issue Shares in excess of the number of Shares authorized under the Company's Amended and Restated Certificate of Incorporation, the Salary Reduction Percentage and the number of Restricted Shares that would otherwise be delivered to the Participant shall be proportionately reduced in order to eliminate any such excess.



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                  7.2 Effect of Certain Transactions. In the event of a merger or consolidation in which the Company is not the surviving or resulting corporation (or survives only as a subsidiary of another corporation), unless the Board determines otherwise, each Participant shall automatically become fully vested in his or her Restricted Shares immediately prior to the effectiveness of the merger or consolidation.

                                   ARTICLE 8
                                 MISCELLANEOUS

                  8.1 Rights of Participants. Nothing in this Plan shall be construed as giving any Participant any right to be retained by or in the employ of an Employer or any other employment rights.

                  8.2 Administrative Costs. The Company shall pay all administrative expenses associated with the operation of the Plan.

                  8.3 The Committee. The Committee shall have the authority and power to administer the Plan and to make, adopt, construe, and enforce rules and regulations not inconsistent with the provisions of the Plan. The Committee shall have the fullest discretion permissible under law in the discharge of its duties. The Committee's interpretations and decisions in respect of the Plan, the rules and regulations pursuant to which it is operated, and the rights of Participants hereunder shall be final and conclusive.

                  8.4 Withholding of Taxes. All distributions of Shares under the Plan shall be subject to applicable federal, state and local tax withholding requirements of the Internal Revenue Service or other taxing authority that requires such withholding. A Employer may require that Participants pay to the Employer (or make other arrangements satisfactory to the Company for the payment of) the amount of any federal, state or local taxes that the Employer is required to withhold with respect to the receipt of Shares under the Plan, or the Employer may deduct from the Participant's wages or other compensation the amount of any withholding taxes due with respect to the receipt of the Shares under the Plan.

                  8.5 Amendment of the Plan. The Board may amend or terminate the Plan at any time; provided, however, that the Board:

                  (a) shall not amend the Plan without stockholder approval if such approval is required by the Exchange Act, the Code or other applicable law, and

                  (b) shall not amend provisions relating to material Participant entitlements, where such amendments would be to the advantage of Participants, without prior stockholder approval; provided, however, that this requirement to obtain stockholder approval will not apply to any minor amendment to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favorable tax or regulatory treatment for Participants of one or more Employers.



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                  8.6 Termination of the Plan. The Plan shall continue in effect until December 31, 2002.

                  8.7 Repurchase of Shares. The Employer shall not be required to purchase or repurchase from any Participant any of the Shares that the Participant acquires under the Plan.

                  8.8 Notice. A Salary Reduction Agreement and any notice that a Participant delivers pursuant to the Plan shall be effective only when received by the Committee. Delivery of the Salary Reduction Agreement or any notice to the Company, and delivery of any notice to a Participant may be made by hand or by certified mail, sent postage prepaid. Salary Reduction Agreements and notices to the Company shall be addressed to the Chief Financial Officer of the Company at 44 Union Boulevard, Suite 600 Lakewood, CO 80228. Any notice to the Participant shall be addressed to the Participant at the most recent address shown on the payroll of the Employer, or to such other address as the Participant may designate to an Employer in writing.

                  8.9 Government Regulation. An Employer's obligation to deliver the Shares under the Plan is at all times subject to all approvals of any governmental authority required in connection with the authorization, issuance, sale or delivery of such Shares.

                  8.10 Headings, Captions, Gender. The headings and captions herein are for convenience of reference only and shall not be considered as part of the text. The masculine shall include the feminine, and vice versa.

                  8.11 Severability of Provisions, Prevailing Law. The provisions of the Plan shall be deemed severable. In the event any such provision is determined to be unlawful or unenforceable by a court of competent jurisdiction or by reason of a change in an applicable statute, the Plan shall continue to exist as though such provision had never been included therein (or, in the case of a change in an applicable statute, had been deleted as of the date of such change). The Plan shall be governed by the laws of the State of Delaware to the extent such laws are not in conflict with, or superseded by, federal law.


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